UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 13, 2014

QR Energy, LP

(Exact name of registrant as specified in its charter)

Delaware	001-35010	90-0613069
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

5 Houston Center

1401 McKinney Street, Suite 2400

Houston, Texas 77010

(Address of principal executive office) (Zip Code)

(713) 452-2200

(Registrants’ telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.	Regulation FD Disclosure.

On October 17, 2014, QR Energy, LP (the “Partnership”) issued a press release announcing it has established a record date of October 13, 2014 and a meeting date of November 18, 2014 for the special meeting of the Partnership’s unitholders to consider and vote upon a proposal to approve and adopt the previously announced Agreement and Plan of Merger, dated as of July 23, 2014 by and among the Partnership, QRE GP, LLC, the general partner of the Partnership, Breitburn Energy Partners LP (“Breitburn”), Breitburn GP LLC, the general partner of Breitburn, and Boom Merger Sub, LLC, a subsidiary of Breitburn, and other related matters (the “Special Meeting”). Unitholders of record at the close of business on October 13, 2014 will be entitled to receive notice of the Special Meeting and to vote at the Special Meeting. A copy of the press release announcing the record date and meeting date for the Special Meeting is attached as Exhibit 99.1 hereto and incorporated by reference herein.

The information being furnished pursuant to Item 7.01 of this Form 8-K and in Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any registration statement or other filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01.	Other Events.

The information included in Item 7.01 of this Current Report on Form 8-K is incorporated by reference into this Item 8.01 of this Current Report on Form 8-K.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press release of QR Energy, LP issued October 17, 2014.

Additional Information about the Proposed Transactions

In connection with the proposed transactions, Breitburn has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a prospectus of Breitburn and a proxy statement of the Partnership. Each of Breitburn and the Partnership also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus and other relevant documents filed by Breitburn and the Partnership with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Breitburn Investor Relations in writing at 515 S. Flower Street, Suite 4800, Los Angeles, CA, 90071, or via e-mail by using the “Contact Form” located at the Investor Relations tab at www.breitburn.com or by calling (213) 225-0390; or by contacting the Partnership Investor Relations in writing at 1401 McKinney Street, Suite 2400, Houston, TX 77010, or via e-mail at ir@qracq.com or by calling (713) 452-2990.

Participants in the Solicitation

Breitburn and the Partnership and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Breitburn’s directors and executive officers is available in Breitburn’s proxy statement dated April 25, 2014, for its 2014 Annual Meeting of Unitholders. Information about the Partnership’s directors and executive officers is available in the Partnership’s proxy statement dated February 3, 2014, for its Special Meeting of Unitholders held on March 10, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Breitburn or the Partnership using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Information

This Current Report on Form 8-K contains statements that Breitburn and the Partnership believe to be “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Breitburn and the Partnership and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this Current Report on Form 8-K, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “project,” “believe,” “will” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will occur, or if they do occur what impact they will have on the results of operations and financial condition of Breitburn, the Partnership or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder approval, court and regulatory approvals of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Breitburn’s and the Partnership’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Breitburn or the Partnership; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; the ability to obtain sufficient quantities of CO2 necessary to carry out EOR projects; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Breitburn’s credit agreement; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; the ability to successfully complete potential asset dispositions and the risks related thereto; the impacts of hedging on results of operations; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions; and other risks described under the caption “Risk Factors” in Breitburn’s and the Partnership’s Annual Reports on Form 10-K for the period ended December 31, 2013. Breitburn and the Partnership assume no obligation, and disclaim any duty, to update the forward-looking statements in this Current Report on Form 8-K to reflect subsequent events or circumstances.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QR Energy, LP

By:	QRE GP, LLC, its general partner

By:	/s/ Gregory S. Roden
Name: Gregory S. Roden
Title: Senior Vice President & General Counsel

Dated: October 17, 2014

Exhibit Index

(d)	Exhibits

99.1	Press release of QR Energy, LP issued October 17, 2014.